Exhibit 99.2

Notice and Access Notification to Shareholders
Notice of 2026 Annual Meeting of Shareholders and Notice of Availability of Meeting Materials

Annual Meeting of Shareholders of Cameco Corporation will be held:

When:	Thursday, May 7, 2026	Via live audio webcast from Saskatoon, SK at

	10:00 a.m. (Saskatoon time)	https://meetings.lumiconnect.com/400-707-444-004 (password cameco2026)

Cameco Corporation (the Company) has adopted the notice-and-access method for delivery of its meeting materials to its shareholders. As a registered or non-registered shareholder you are receiving this notification to advise that the meeting materials in connection with the 2026 annual meeting of shareholders are available online. The use of this alternate means of delivery is permitted by Canadian securities regulators and minimizes the use of printed paper materials to reduce printing, paper and mailing costs associated with the annual meeting of shareholders.

The Company has posted online electronic copies of the management proxy circular and the Company’s 2025 annual report (which includes its audited consolidated financial statements for the fiscal year ended December 31, 2025 and related management’s discussion and analysis) (collectively, the meeting materials). Shareholders who have not provided standing instructions to receive meeting materials by mail are receiving this notification, along with either a proxy form or voting instruction form, so they may provide their voting instructions.

TO ACCESS THE MEETING MATERIALS, GO TO:
• Our website: cameco.com/invest/2026-annual-meeting	• SEDAR+: www.sedarplus.com

MATTERS TO BE RECEIVED OR VOTED ON AT THE MEETING	proxy circular page reference

• Receive the financial statements – receive the audited consolidated financial statements for the year ended December 31, 2025 and the report of the auditors	page 5

• Elect the directors – election of the directors of Cameco Corporation	pages 5, 15 to 24

• Appoint the auditors – appoint the auditors for the ensuing year and authorize the directors to fix their remuneration	pages 5 to 7

• Advisory vote on executive compensation (“say on pay”) – consider an advisory resolution on Cameco’s approach to executive compensation	pages 7, 63 to 110

PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING YOUR SHARES.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Registered shareholders - For more information regarding notice-and-access, you may contact our transfer agent Computershare, by phone at 1-866-964-0492 (toll-free) or by visiting www.computershare.com/noticeandaccess. To obtain a paper copy of the meeting materials, you may contact Computershare, by phone at 1-866-962-0498 (toll-free within Canada and the US) or 514-982-8716 (outside Canada and the US) and enter your 15-digit control number as indicated on your form of proxy.

Non-registered shareholders - For more information regarding notice-and-access or to obtain a paper copy of the meeting materials, you may contact Broadridge, by going to proxyvote.com or by phone at 1-877-907-7643 (toll-free within Canada and the US) or 303-562-9305 (English) or 303-562-9306 (French) (outside Canada and the US) and enter your 16-digit control number as indicated on your voting instruction form.

Requests for paper copies made before the meeting will be sent to you within three business days of receiving your request. To ensure receipt of the paper copy in advance of the proxy voting deadline and the meeting date, we estimate that your request must be received no later than 4:00 p.m. (Saskatoon time) on April 22, 2026 (this considers the three-business day period for processing requests as well as typical mailing times). Please note that if you request a paper copy of the meeting materials, you will not receive a new proxy form or voting instruction form, so please keep the original form sent with this notice in order to vote.

Requests for paper copies made on or after the date of the meeting will be sent to you within 10 days after receiving your request.

VOTING

Please note – You cannot vote by returning this notice. The voting process is different depending on whether you are a registered or non-registered shareholder. You are a registered shareholder if your name appears on your share certificate. You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. To vote in advance of the meeting, choose which of the two voting methods set out below applies to you. You will need your control number contained in the accompanying proxy form or voting instruction form to vote online.

In advance

Registered shareholders - You can vote online at www.investorvote.com, by mail with the envelope provided, telephone 1-866-732-8683 or by mail to: Computershare, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6.

Non-registered shareholders - You can vote online at www.proxyvote.com or by telephone at 1-800-474-7493. You may also vote by completing the voting instruction form and sending it to Data Processing Centre, P.O. Box 3700, Stn Industrial Park, Markham, ON L3R 9Z9.

Submit your voting instructions right away to meet the voting deadline. For your voting instructions to be valid, they must be received by Computershare before 10:00 a.m. CST on Tuesday, May 5, 2026, or if the meeting is postponed or adjourned, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened. Non-registered shareholders must submit their voting instructions before the time specified on the voting information form (which will be at least 24 hours prior to the voting deadline) to allow enough time for voting instructions to be received by the applicable intermediary.

Virtually at the meeting

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) can attend the meeting, ask questions and vote, all in real time, by joining the meeting via the internet at https://meetings.lumiconnect.com/400-707-444-004 using the latest version of Chrome, Safari, Edge or Firefox on your computer, tablet or smartphone.

Non-registered shareholders who wish to attend the meeting, ask questions and vote must appoint themselves as proxyholder as described below. Non-registered shareholders who have not appointed themselves as proxyholders may attend as guests but will not be able to vote or ask questions at the meeting.

Appointing a proxyholder

Any shareholder that wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form must carefully follow the instructions in the circular and on the form of proxy or voting instruction form. If you are a non-registered shareholder who wishes to appoint themselves as proxyholder to attend and vote at the meeting you must also follow these instructions.

The steps for appointing a proxyholder are different than for an in person meeting and these instructions include an additional step of registering your proxyholder with our transfer agent, Computershare, prior to the meeting but after submitting the form of proxy or voting instruction form. You must follow these instructions closely or your proxyholder will not be able to attend and vote at the meeting on your behalf.

See voting instructions on pages 9 through 14 of the management proxy circular for information on how to vote and other important things to know.